Exhibit 99.1

GOLD FIELDS

# MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road, Sandown,
Sandton, 2196

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

## Gold Fields Board stands behind existing terms of transaction with Yamana Gold

***Johannesburg, 7 November 2022:*** The Gold Fields Board has convened to consider the Joint Offer of Pan American Silver and Agnico Eagle Mines to acquire all of the issued and outstanding common shares of Yamana Gold Inc, based on the information included in the joint press release issued by Pan American and Agnico on 4 November 2022, and the press release issued by Yamana the same day.

Having considered this information in consultation with its financial and legal advisers, the Board continues to believe that the Gold Fields Transaction, as jointly announced by Gold Fields and Yamana on May 31, 2022, remains strategically and financially superior to the Joint Offer.

Consequently, the Board has unanimously determined that it will not offer to change the terms of the Transaction. In coming to this determination, the Board has taken into account its commitment to capital discipline and considered the fairness of the Transaction to both Gold Fields and Yamana shareholders over the long term.

***Chris Griffith, Chief Executive Officer of Gold Fields, says:*** *"The Board was unanimous in its decision not to offer to change the terms of the Transaction as we continue to believe our Transaction is strategically and financially superior. We believe in the highly complementary fit of Yamana's operating assets and its extensive pipeline of future growth projects will create significant near-term and long-term value for the shareholders of both Gold Fields and Yamana when added to Gold Fields' current portfolio of assets.*

**Investor Enquiries**

Avishkar Nagaser
Tel +27 11 562 9775
Mobile +27 82 312 8692
Email Avishkar.Nagaser@goldfields.com

Thomas Mengel
Tel +27 11 562 9849
Mobile +27 72 493 5170
Email Thomas.Mengel@goldfields.com

**Media Enquiries**

Sven Lunsche
Tel +27 11 562 9763
Mobile +27 83 260 9279
Email Sven.Lunsche@goldfields.com

Directors: YGH Suleman (Chair), CI Griffith** (Chief Executive Officer), PA Schmidt** (Chief Financial Officer), A Andani #, PJ Bacchus†, MC Bitar@, TP Goodlace, JE McGill^, SP Reid^, PG Sibiya

^Australian, †British, @Chilean, #Ghanaian, ** Executive Director
Company Secretary: André Weststrate

Our Purpose
Creating enduring value beyond mining

safety integrity respect responsibility innovation collaborative delivery

1

2 Gold Fields’ proven financial, technical and ESG track record make it the right custodian for the combined assets.” As previously advised, Gold Fields will continue to work towards completion of the Transaction on its current terms for the benefit of the shareholders of both companies in accordance with the Arrangement Agreement. The meeting of Yamana Shareholders to approve the Transaction is scheduled for 21 November 2022. For a copy of the Yamana Circular in relation to that meeting please see Yamana’s profile at www.sedar.com and its website at www.yamana.com. The Gold Fields General Meeting to approve the Transaction is scheduled for 22 November 2022. For a copy of the Gold Fields Circular and for further information on the Transaction and related Transaction Documents, please visit Gold Fields' website at www.goldfields.com. Gold Fields will continue to update shareholders in relation to any important developments about the Transaction on SENS and Form 6-K. ENDS About Gold Fields Gold Fields is a globally diversified gold producer with nine operating mines in Australia, Chile, Ghana, Peru and South Africa, including the Asanko Joint Venture in Ghana, with total attributable annual gold- equivalent production of approximately 2.3Moz, attributable gold-equivalent Mineral Reserves of 48.6Moz and gold Mineral Resources of 111.8Moz. Gold Fields' shares are listed on the Johannesburg Stock Exchange (JSE) and its American depositary shares trade on the New York Stock Exchange (NYSE). For more information, please contact: Gold Fields Investors Avishkar Nagaser, EVP, Investor Relations and Corporate Affairs Tel: +27 11 562 9775; Mobile: +27 82 312 8692 Email: Avishkar.Nagaser@goldfields.com

GOLD FIELDS

MEDIA RELEASE

Thomas Mengel, Manager, Investor Relations
Tel: +27 11 562 9849; Mobile: +27 72 493 5170
Email: Thomas.Mengel@goldfields.com

**Gold Fields Media**
Sven Lunsche, Vice President Corporate Affairs
Tel: +27 11 562 9763; Mobile: +27 83 2609279
Email: Sven.Lunsche@goldfields.com

**Investors**
**BofA Securities (Financial advisor to Gold Fields)**
Ben Davies / Peter Surr / Christos Tomaras / Anthony Knox
Tel: +44 20 7628 1000

**Media**
**Brunswick Group (Communications advisor to Gold Fields)**
**Johannesburg**: Timothy Schultz
Tel: +27 82 309 2497
**London**: Pip Green / Tom Pigott
Tel: +44 20 7404 5959
**North America**: Emily Levin / Nikki Ritchie
Tel: +1 202 617 8582 / Tel: +1 845 682 9850

**Important Information**

Further information pertaining to the Transaction is contained in the Transaction Documents. Shareholders are advised to read the Transaction Documents, which contains the terms and conditions of the Transaction, with care and in full. Any decision or analysis of and/or election in respect of the Transaction, and/or other matters dealt with in the Transaction Documents should be made only on the basis of such information.

Our Purpose
Creating enduring value beyond mining

safety integrity respect responsibility innovation collaborative delivery

3

4 Nothing contained in this announcement constitutes, or is intended to constitute, investment, tax, legal, accounting or other professional advice. No Offer or Solicitation This announcement is for information purposes only and does not constitute or form part of any offer to sell or issue or any solicitation of any offer to buy or subscribe for any securities in the United States or any other jurisdiction. This announcement does not constitute a prospectus or other offering document. No securities have been or will be registered under the U.S. Securities Act, or the securities laws of any state of the United States or any other jurisdiction, and any securities issued in connection with the Transaction are anticipated to be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided for by Section 3(a)(10) thereof and in accordance with applicable state securities laws. No public offering of securities is being made in any jurisdiction where such an offering would be unlawful. The distribution of this announcement may be restricted by applicable laws and regulations. Persons who are physically located in those jurisdictions and in which this announcement is circulated, published or distributed must inform themselves about and observe such restrictions. The information contained in this announcement does not constitute or form a part of any offer to the public for the sale of, or subscription for, or an invitation, advertisement or the solicitation of an offer to purchase and/or subscribe for, securities as defined in and/or contemplated by the South African Companies Act, No. 71 of 2008 (South African Companies Act). Accordingly, this announcement does not, nor does it intend to, constitute a “registered prospectus” or an advertisement relating to an offer to the public, as contemplated by the South African Companies Act and no prospectus has been, or will be, filed with the South African Companies and Intellectual Property Commission in respect of this announcement.

5 The information contained in this announcement constitutes factual information as contemplated in Section 1(3)(a) of the South African Financial Advisory and Intermediary Services Act, 37 of 2002, as amended (FAIS Act) and should not be construed as an express or implied recommendation, guide or proposal that any particular transaction in respect of any securities referred to in this announcement or in relation to the business or future investments of Gold Fields and/or Yamana, is appropriate to the particular investment objectives, financial situations or needs of a prospective investor, and nothing contained in this announcement should be construed as constituting the canvassing for, or marketing or advertising of, financial services in South Africa. Gold Fields is not a financial services provider licensed as such under the FAIS Act. The information contained within this announcement is deemed to constitute inside information for the purposes of Article 7 of EU Regulation 596/2014 (which forms part of domestic UK law pursuant to the European Union (Withdrawal) Act 2018). Upon publication of this announcement, this information is now considered in the public domain. This announcement is not for release, publication or distribution, in whole or in part, in or into any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction. No shares are being offered to the public by means of this announcement. This announcement does not constitute or form part of, and should not be construed as, any offer, invitation or recommendation to purchase, sell or subscribe for any securities or the solicitation of any vote for approval in any jurisdiction and neither the issue of the information nor anything contained herein shall form the basis of or be relied upon in connection with, or act as an inducement to enter into, any investment activity, or the making of any investment decision. Forward-looking Statements This announcement contains “forward-looking statements” and “forward-looking information” under applicable securities laws. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to

6 have a reasonable basis. However, such statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements. Undue reliance should not be placed on such statements. Forward- looking statements often address our expected future business and financial performance and financial condition, and often contain words such as “anticipate,” “intend,” “plan,” “will,” “would,” “estimate,” “expect,” “believe,” or “potential.” Forward-looking statements in this announcement may include, without limitation: statements relating to the Transaction and the expected timing of the Yamana and Gold Fields meetings and NAV estimates. Estimates or expectations of future events or results are based upon certain assumptions, which may prove to be incorrect. Such assumptions, include, but are not limited to: there being no significant change to current geotechnical, metallurgical, hydrological and other physical conditions at Gold Fields and Yamana’s properties and operations; permitting, development, operations and expansion of Gold Fields’ and Yamana’s operations and projects being consistent with current expectations and mine plans; the TSX approving Gold Fields’ listing application; attaining the necessary normalised earnings to enable Gold Fields to pay the expected; political developments in any jurisdiction in which Gold Fields or Yamana operate being consistent with current expectations; certain exchange rate assumptions for the Australian dollar, South African rand or the Canadian dollar to the U.S. dollar, as well as other exchange rates being approximately consistent with current levels; certain price assumptions for gold, copper, silver, zinc, molybdenum and oil; prices for key supplies being approximately consistent with current levels; the accuracy of current mineral reserve and mineral resource estimates; and other planning assumptions. Risks relating to forward-looking statements in regard to Gold Fields’ business and future performance may include, but are not limited to, volatility in the price of gold and other metals, currency fluctuations, operational risks, supply chain shortages, rising inflation, increased production costs and variances in ore grade or recovery rates from those assumed in mining plans, political and country risk, community relations, increased regulation of environmental and sustainability matters, the impact of climate change on operations, conflict resolution governmental regulation and judicial outcomes and other risks. In addition, material risks that could cause actual results to differ from forward-looking statements include: the inherent uncertainty associated with financial or other projections; the prompt and effective integration of Gold Fields’ and Yamana’s businesses; the risk associated with Gold Fields’ and Yamana’s

7 ability to obtain required shareholder approval of the Transaction; timing of completion of the Transaction, including the risk that the conditions to the Transaction are not satisfied on a timely basis or at all and the failure of the Transaction to close for any other reason; the risk that a consent or authorisation that may be required for the Transaction is not obtained or is obtained subject to conditions that are not anticipated; the risk that earnings are not as expected; the outcome of any legal proceedings that may be instituted against the parties and others related to the arrangement agreement; unanticipated difficulties or expenditures relating to the Transactions, the response of business partners and retention as a result of the announcement and pendency of the Transactions; potential volatility in the price of the Gold Fields Shares or Gold Fields ADSs due to the Transaction; the anticipated size of the markets and continued demand for Gold Fields’ and Yamana’s resources and the impact of competitive responses to the announcement of the Transaction; and the diversion of management time on Transaction-related issues. Further details of potential risks and uncertainties affecting Gold Fields are described in Gold Fields’ filings with the JSE and the United States Securities and Exchange Commission, including the Gold Fields’ Integrated Annual Report 2021 and annual report on Form 20-F filed with the United States Securities and Exchange Commission on 31 March 2022 (SEC File no. 001-31318) and details of potential risk and uncertainties affecting the combined business operations of Gold Fields and Yamana after the Transaction are described in the Circular. Gold Fields is not affirming or adopting any statements or reports attributed to Yamana in this announcement or made by Yamana outside of this announcement. These forward-looking statements speak only as of the date they are made. Gold Fields does not undertake any obligation to publicly release revisions to any “forward-looking statement,” including, without limitation, outlook, to reflect events or circumstances after the date of this announcement, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Shareholders should not assume that any lack of update to a previously issued "forward- looking statement" constitutes a reaffirmation of that statement.